Exhibit 99(a)(28)

SUPREME COURT STATE OF NEW YORK

COUNTY OF NEW YORK

x
GREEN MEADOWS BROTHERS, LLP, on	:	Index No. 2004-
behalf of itself and all others similarly	:	Date purchased
situated,	:
	:	Plaintiff designates New York
Plaintiff,	:	County as the place for trial
:
vs.	:	The basis of venue is defendants’
	:	place of residence
FOX ENTERTAINMENT GROUP, INC., K.	:
RUPERT MURDOCH, PETER CHERNIN,	:	Plaintiff resides at
DAVID F. DeVOE, ARTHUR M. SISKIND,	:
LACHLAN K. MURDOCH, CHRISTOS M.	:	County of
COTSAKOS, PETER POWERS, AND	:
NEWS CORPORATION.	:	S U M M O N S
:
Defendants.	:
x

To the above named Defendant(s)

You are hereby summoned to answer the complaint in this action and to serve a copy of your answer, or, if the complaint is not served with this summons, to serve a notice of appearance, on the Plaintiff’s Attorney(s) within 20 days after the service of this summons, exclusive of the day of service (or within 30 days after the service is complete if this summons is not personally delivered to you within the State of New York); and in case of your failure to appear or answer, judgment will be taken against you by default for the relief demanded in the complaint.

Dated, 1/18/05	Attorney(s) for Plaintiff

Defendant’s address: 1211 Avenue of the Americas New York, NY	Office and Post Office Address The Brualdi Law Firm 29 Broadway, Suite 2400 New York, NY10006
Notice: the nature of this action: class action

The relief sought is injunction enjoining sale of company

Upon your failure to appear, judgment will be taken against you by default for the injunction enjoining sale of company.

SUPREME COURT STATE OF NEW YORK

COUNTY OF NEW YORK

x
Green Meadows Brothers, LLP, on behalf of	:	Index No. 2004-
itself and all others similarly situated,	:
:
Plaintiff,	:	CLASS ACTION COMPLAINT
:
vs.	:
	:	JURY TRIAL DEMANDED
Fox Entertainment Group, Inc., K. Rupert	:
Murdoch, Peter Chernin, David F. DeVoe,	:
Arthur M. Siskind, Lachlan K. Murdoch,	:
Christos M. Cotsakos, Peter Powers, And	:
News Corporation.	:
:
Defendants.	:
:
x

Plaintiff, as and for its class action complaint, alleges upon personal knowledge as to itself and its own acts, and upon information and belief derived from, inter alia, a review of documents filed with the Securities Exchange Commission and publicly available news sources, such as press releases, as to all other matters, as follows:

NATURE OF THE ACTION

1.	This is a shareholder class action on behalf of the stockholders of Fox Entertainment Group, Inc. (“Fox” or the “Company”) against its directors to enjoin defendants’ actions related to the sale of Fox to defendant News Corporation (“News”) and to obtain other appropriate relief.

PARTIES

2.	Plaintiff, Green Meadows Partners, LLP owned shares of Fox common stock at all relevant times and continues to own such shares.

3.	Fox is a corporation incorporated in Delaware but located at 1211 Avenue of the Americas, New York, New York. The Company is principally engaged in the development, production and worldwide distribution of feature films and television programs, television broadcasting and cable network programming. It is a multi-faceted entertainment company with operations in four (4) business segments, including Filmed Entertainment, Television Stations, Television Broadcast Network and Cable Network Programming. The Filmed Entertainment segment consists of the production and acquisition of live-action and animated motion pictures for distribution and licensing. The Television Stations segment principally consists of the operation of broadcast television stations in the United States. The Television Broadcast Network segment consists of the broadcasting of network programming in the United States. The Cable Network Programming segment consists of the production and licensing of programming distributed through cable television systems and direct broadcast satellite operators in the United States and professional sports team ownership in the United States. As of September 30, 2004, Fox had approximately $31 billion in assets and total annual revenues of approximately $12 billion.

4.	Defendant News is also a corporation incorporated in Delaware but located at 1211 Avenue of the Americas, New York, New York. News is a diversified international media and entertainment company with operations in eight (8) industry segments: filmed entertainment, television, cable network programming, direct broadcast satellite television, magazines and inserts, newspapers and book publishing. As of September 30, 2004, News had total assets of approximately $52 billion and total annual revenues of approximately $22 billion. In addition, News currently owns 82.1% of Fox’s common stock.

5.	Defendants K. Rupert Murdoch, Peter Chernin, David F. DeVoe, Arthur M. Siskind, Lachlan K. Murdoch, Christos M. Cotsakos and Peter Powers (the “Individual Defendants”) are all members of Fox’s board of directors. Moreover, defendant Murdoch is Chairman and Chief Executive Officer of News.

6.	By virtue of their positions as directors, and where applicable, officers of Fox and/or their exercise of control and ownership over the business and corporate affairs of Fox, the Individual Defendants have, and at all relevant times had, the power to control and influence and did control and influence and cause Fox to engage in the practices complained of herein.

7.	Each Individual Defendant owed and owes Fox and its shareholders fiduciary obligations and were and are required to: (1) use their ability to control and manage Fox in a fair, just and equitable manner; (2) act in furtherance of the best interests of Fox and its shareholders; (3) act to maximize shareholder value in connection with any change in ownership and control; (4) govern Fox in such a manner as to heed the expressed views of its public shareholders; (5) refrain from abusing their positions of control; and (6) not to favor their own interests at the expense of Fox and its public shareholders.

8.	Each defendant herein is sued individually and/or as a conspirator and aider and abettor. The Individual Defendants are also sued in their capacity as directors of Fox. The liability of each defendant arises from the fact that they have engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

CLASS ACTION ALLEGATIONS

9.	Plaintiff brings this action as a class action pursuant to CPLR §901 et seq. on behalf of all Fox common stock holders. Excluded from the Class are defendants, members of the immediate families of the defendants, their heirs and assigns, and those in privity with them.

10.	The members of the Class are so numerous that joinder of all of them would be impracticable. While the exact number of Class members is unknown to plaintiff, and can be ascertained only through appropriate discovery, plaintiff believes there are tens of thousands of Class members. At the close of business on September 24, 2004, Fox had 426,959,080 shares of Class A Common Stock and 547,500,000 shares of Class B Common Stock outstanding.

11.	Plaintiffs claims are typical of the claims of the Class, since plaintiff and the other members of the Class have and will sustain damages arising out of defendants’ breaches of their fiduciary duties. Plaintiff does not have any interests that are adverse or antagonistic to those of the Class. Plaintiff will fairly and adequately protect the interests of the Class. Plaintiff is committed to the vigorous prosecution of this action and has retained counsel competent and experienced in this type of litigation.

12.	There are questions of law and fact common to the members of the Class that predominate over any questions which, if they exist, may affect individual class members. The predominant questions of law and fact include, among others, whether:

(a)	the defendants have and are breaching their fiduciary duties to the detriment of Fox shareholders;

(b)	the Class has been damaged and the extent to which members of the Class have sustained damages, and what is the proper measure of those damages.

13.	A class action is superior to all other available methods for the fair and efficient adjudication of this controversy, since joinder of all members is impracticable. Further, as individual damages may be relatively small for most members of the Class, the burden and expense of prosecuting litigation of this nature makes it unlikely that members of the Class would prosecute individual actions. Plaintiff anticipates no difficulty in the management of this action as a class action. Further, the prosecution of separate actions by individual members of the class would create a risk of inconsistent or varying results, which may establish incompatible standards of conduct for defendants.

SUBSTANTIVE ALLEGATIONS

14.	Fox was incorporated in Delaware in 1985 as Twentieth Holdings Corporation and changed its corporate name to Fox Entertainment Group, Inc. in 1998.

15.	At its onset, News contributed certain assets and subsidiaries to Fox related to the production and distribution of feature films and television programming. Included in this contribution was certain of News’ interests in Fox/Liberty Networks. At that time, 76% of the voting power of the Company was held by defendant Murdoch, Chairman and Chief Executive of News Corporation, in the form of voting preferred shares. Murdoch acquired such interest in accordance with a 1985 order of the FCC granting approval for the Company’s initial acquisition of U.S. television stations. The voting preferred stock was redeemed by the Company for its par value of $760,000 plus accrued dividends, and Murdoch acquired voting preferred stock of Fox Television Holdings, Inc., representing 76% of the voting power thereof.

16.	Through such ownership, Murdoch retained voting control over the Company’s subsidiaries which hold interests in the Fox Television Stations group. The voting preferred stock of Fox Television Holdings, Inc. had the same rights and preferences as the voting preferred stock held by Murdoch, including a par value of $760,000, and cumulative dividends at the rate of 12% per annum.

17.	On January 10, 2005, News announced that it has made a proposal to Fox to acquire all of the shares of Fox Class A common stock (NYSE: FOX) through an exchange offer made directly to Fox stockholders for a stock for stock merger transaction of all the issued and outstanding shares of Class A Common Stock of Fox not currently owned by News. The offer and withdrawal rights will expire at 12:00 midnight, New York City time, on February 7, 2005, unless the offer is extended.

18.	News currently owns approximately 82.1% of the equity and 97.0% of the voting power of Fox through its ownership of approximately 59.1% of the outstanding shares of Fox Class A common stock and 100% of the outstanding shares of Fox Class B common stock. Under the terms of the exchange offer, holders of Fox Class A common stock will receive 1.90 shares of News’ Class A common stock for each outstanding share of Fox Class A common stock validly tendered and not withdrawn in the exchange offer. This transaction is valued at $5.9 billion. Based on the price of News’ Class A shares on the New York Stock Exchange, the consideration offered represents a paltry premium of approximately 7.4% to the January 7, 2005 closing price of Fox’s Class A common stock.

19.	On January 10, 2005, the Dow Jones News Wire reported that Scott Capelli, an analyst with Copper Art Capital, which owns Fox shares, said during a conference call with News Corp. executives “The premium seems a little bit skinny based on a number of factors”. Capelli said premiums in such deals usually exceed 7%. And he suggested that a comparison of Fox to the valuations of Viacom Inc. (VIA, VIAB) and Time Warner Inc. (TWX) would imply a fair value for Fox of $41 per share. See Dow Jones Newswire January 10, 2005.

20.	Recognizing the superb holdings and dynamic position of Fox, News, its majority controlling shareholder, determined to usurp this growing value for itself, denying Fox’s minority shareholders the opportunity to obtain fair value for their equity interest by proposing a buy-out transaction at a small premium. So small a premium in fact that Standard & Poor’s in reiterating their HOLD on Fox shares on January 11, 2005 indicated that “we expect, and would not be surprised by, a reasonably higher bid from NWS”.

21.	The proposed transaction is grossly unfair and inadequate as evidenced in part by Wall Street’s reaction as illustrated by across-the-board downgrades of Fox shares. The chart below was generated on January 12, 2005 and can be found at http://finance.yahoo.com/q/ao?s=FOX:

UPGRADES & DOWNGRADES HISTORY

Date	Research Firm	Action	From	To
11-Jan-05	Banc of America Sec	Downgrade	Buy	Neutral
11-Jan-05	Oppenheimer	Downgrade	Buy	Neutral
11-Jan-05	Lehman Brothers	Downgrade	Overweight	Equal-weight
11-Jan-05	Harris Nesbitt	Downgrade	Outperform	Neutral
11-Jan-05	Sanders Morris Harris	Downgrade	Hold	Sell
10-Jan-05	Prudential	Downgrade	Overweight	Neutral
10-Jan-05	AG Edwards	Downgrade	Hold	Sell

22.

The Individual Defendants have failed to put Fox up for auction in response to News’s offer, and have thereby allowed the price of Fox stock to be capped, depriving plaintiff and the Class of the opportunity to realize any increase in the value of Fox shares. Despite the long-term value of the Fox acquisition for News, Fox shareholders will be receiving an inadequate takeover premium over Fox’s stock price immediately prior to announcement of the transaction, and inadequate value in relation to Fox’s contribution to the pro forma combined value of the two firms. The substantial synergies and benefit from Fox’s myriad of divisions that News will enjoy by virtue of the transaction are not being adequately compensated for in the merger exchange ratio.

23.	By entertaining the offer from News, Fox’s board had begun to initiate a process to sell Fox, which imposes heightened fiduciary responsibilities and requires enhanced scrutiny by the Court. However, the terms of the proposed transaction were not the result of a full and fair auction process or active market check. Rather, they were arrived at without a full and through investigation by the Individual Defendants; and the price and process are intrinsically unfair and inadequate from the standpoint of Fox shareholders.

24.	The Individual Defendants have failed to make an informed decision to date as no market check of Fox’s value was obtained.

25.	The Individual Defendants have violated the fiduciary duties they owe to the shareholders of Fox. The terms of the proposed transaction, its timing, and the failure to auction Fox and invite other bidders, and defendants’ failure to provide a market check, demonstrate a clear absence of the exercise of due care and of loyalty to Fox’s public shareholders.

26.	The Individual Defendants fiduciary obligations under the circumstances of News’s offer obligated them to:

(a)	Undertake an appropriate evaluation of Fox’s net worth as a merger/acquisition candidate;

(b)	Actively evaluate the proposed transaction and engage in a meaningful auction with third parties in an attempt to obtain the best value for Fox’s public shareholders;

(c)	Act independently so that the interests of Fox’s public shareholders will be protected and enhanced; and

(d)	Adequately ensure that no conflicts on interest exist between the Individual Defendants’ own interests and their fiduciary obligations to maximize shareholder value or, if such conflicts exist, to ensure that all conflicts are resolved in the best interests of Fox’s public shareholders.

27.	The Individual Defendants have breached their fiduciary duties by reason of the acts and transactions complained of herein.

28.	Plaintiff and other members of the class have been and will be damaged in that they have not and will not receive their fair proportion of the value of Fox’s assets and business, will be largely divested from their right to share in Fox’s future growth and development and have been and will be prevented from obtaining a fair and adequate price for their shares of Fox common stock.

29.	The consideration to be paid to class members in the proposed merger is unfair and inadequate because, inter alia:

(a)	the intrinsic value of Fox’s common stock is in excess of the amount offered by News, giving due consideration to the anticipated operating results, net asset value, cash flow, profitability and established markets of Fox;

(b)	The exchange ratio is not the result of an appropriate consideration of the value of Fox; and

(c)	The terms of the proposed merger fail to include appropriate mechanisms to protect class members against a decline in the price of News stock. The Individual Defendants have failed to bargain for adequate price protection that would fully alter the exchange ratio in favor of Fox’s shareholders in the event News’s stock declines precipitously in value.

30.	The Individual Defendants have not yet appointed or retained any truly independent person or entity to negotiate for or on behalf of Fox’s public shareholders to promote their best interests in the merger transaction.

31.	The Individual Defendants have breached their duty of loyalty to Fox’s public shareholders by using their control of Fox to force plaintiff and the class to exchange their equity interest in Fox for unfair consideration, and to deprive Fox’s public shareholders of the maximum value to which they are entitled.

32.	The terms of the proposed merger are grossly unfair to the class, and the unfairness is compounded by the gross disparity between the knowledge and information possessed by the Individual Defendants by virtue of their positions of control of Fox and that possessed by Fox’s public shareholders. Defendants’ intent is to take advantage of this disparity and to induce class members to relinquish their Fox shares in the merger at an unfair exchange ratio on the basis of incomplete or inadequate information.

33.	News has knowingly aided and abetted the breaches of fiduciary duty committed by the Individual Defendants. Further, the proposed merger between Fox and News could not take place without the knowing participation of News.

34.	By reason of the foregoing, plaintiff and each member of the class is suffering irreparable injury and damages.

35.	Plaintiff and other members of the class have no adequate remedy at law.

WHEREFORE, plaintiff demands judgment as follows:

1.	determining that this action is a proper class action under the CPLR, and that plaintiff is a proper class representative;

2.	declaring that defendants have breached their fiduciary duties to plaintiff and the Class and aided and abetted such breaches;

3.	enjoining the proposed transaction and, if the proposed transaction is consummated, rescinding it;

4.	awarding plaintiff and the class compensatory and/or rescissory damages as allowed by law;

5.	awarding interest, attorney’s fees, expert fees and other costs, in an amount to be determined; and

6.	granting such other relief as the Court may find just and proper.

Dated: New York, New York

   January 18, 2005

THE BRUALDI LAW FIRM 29 Broadway, Suite 2400 New York, NY 10006 (212) 952-0602

By:	/s/ Richard B. Brualdi
Richard B. Brualdi Jon Martino Gaitri Boodhoo Sue Lee

Attorneys for Plaintiff